Leading Carrier Ethernet + Transport Networking Vendor Orckit-Corrigent To Exhibit Its Full Product Line At India Telecom, Region's Largest Annual Telecom-Focused Event

Orckit-Corrigent CEO Mr. Izhak Tamir to Participate in CEO Round Table Discussion with Indian Minister of Communication and IT During Conference

Tel-Aviv, Israel – December 8, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, announced today that it will be exhibiting at the upcoming India Telecom, the most important and largest annual telecom-focused event in India.

The Company will be exhibiting its advanced MPLS and MPLS-TP networking solution, including the CM4000, CM11 and CM-View products. Orckit-Corrigent’s CE+T solution enables the smooth migration from legacy SDH networks to future proof, packet based networks. The highly scalable and cost effective solution allows for the roll-out of any mix of Ethernet, SDH and PDH services over a packet infrastructure while being fully interoperable with both legacy SDH networks and IP/MPLS networks to leverage on the installed base.

Orckit-Corrigent recently announced that its solutions will be deployed by India’s largest telecommunication service provider, Bharat Sanchar Nigam Limited (BSNL), as part of a nationwide, next generation broadband, triple play network-based GPON and Carrier Ethernet technologies. Following a rigorous evaluation by the BSNL Quality Assurance (QA) organization, Orckit-Corrigent's CM-4000 portfolio received Technical Specification Evaluation Certificate (TSEC).

Additionally, CEO Mr. Izhak Tamir will be participating in a high level round table discussion during the conference with Mr. Kapil Sibal, the Indian Minister of Communication and IT. The CEO round table discussion will focus on Broadband technology and its regional impact. Joining Mr. Tamir in the discussion will be executives from more than 40 of the industry’s leading companies.

Mr. VK Aggarwal, Orckit-Corrigent Managing Director India, commented, “Orckit-Corrigent is honored to be participating in this very important event. India has one of the largest networks in the world, and we view the region as an important growth engine for our company. We have worked closely with Indian officials to roll out our solutions and we look forward to expanding our footprint in the region.”

India Telecom is the largest annual technology event in the region. The conference is organized by the Indian Department of Telecommunications and the Federation of Indian Chambers of Commerce and Industry. Last year, the event attracted more than 18,000 attendees from around the world, and the number is expected to increase this year.

Orckit-Corrigent will be presenting at booth 1452 at India Telecom from December 9 -11 at Pragati Maidan, in New Delhi, India.

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About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit www.orckit.com.

Follow Orckit-Corrigent on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.